[3Pea International, Inc. Letterhead]

November 12, 2010

Ryan Houseal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:

3Pea International, Inc.

Registration Statement on Form 10-12G

File No. 000-54123

Comment Letter dated October 13, 2010

Dear Mr. Houseal:

As discussed in your conversation with Arthur De Joya today, I am writing to confirm that the company expects to file an amendment to its Form 10 Registration Statement, as well as a letter providing answers and requested supplementary information in response to the issues raised in the SEC’s letter dated October 13, 2010 providing comments thereon, on or before Friday, November 19, 2010.

Very truly yours,

/s/ Mark Newcomer

Mark Newcomer,

Chief Executive Officer

Cc:

Robert J. Mottern, Esq.

Arthur De Joya